Mail Stop 3561


								August 29, 2006

Mr. George Feldenkreis
Chief Executive Officer
Perry Ellis International, Inc.
3000 N.W. 107 Avenue
Miami, Florida  33172

		RE:	Perry Ellis International, Inc.
			Form 10-K for Fiscal Year Ended January 31, 2006 Form 10-Q for Fiscal Quarter Ended April 30, 2006 File No. 0-21764

Dear Mr. Feldenkreis:

		We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

Selected Financial Data, page 21

1. Since you state that you believe that EBITDA provides some indication of your ability to satisfy your debt obligations, it appears that you consider it to be a liquidity measure. In light of this, please reconcile EBITDA to net cash provided by operating activities rather than net income in future filings. If you believe that a reconciliation of EBITDA to net income is also required, please provide the reconciliation to net cash provided by operating activities in addition to the reconciliation to net income. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 12 in "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures," issued June 13, 2003 and available on our website at www.sec.gov. Reconciliations of EBITDA to net cash provided by operating activities should also be included in press releases containing a non-GAAP liquidity measure and furnished pursuant to
Item 2.02 of Form 8-K.  Please refer to Regulation G.

Exhibits 31.1 and 31.2

2. In future filings, please eliminate reference to the titles of your principal executive and principal financial officers in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Their titles should only appear after their names and signatures at the bottom of the certifications. Please confirm to us that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer was not intended to limit the capacity in which such individuals provided the certifications.

Form 10-Q for the Quarterly Period Ended April 30, 2006

Controls and Procedures, page 23

3. We note that your Chief Executive Officer and your Chief
Financial
Officer concluded that your disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by you in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms and is accumulated and communicated to your management, including the Chief
Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Exhibits 31.1 and 31.2

4. Paragraph 4(d) refers to the most recent fourth quarter as opposed to the most recent fiscal quarter. Please revise to use the exact wording specified in Item 601(b)(31) of Regulation S-K.

		As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
		You may contact Sondra Snyder at (202) 551-3332, or in her absence, William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3849 with any other questions.

							Sincerely,



							James A. Allegretto
							Senior Assistant Chief
Accountant

Mr. George Feldenkreis
Perry Ellis International, Inc.
August 29, 2006
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